SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. CNPJ/MF No. 01.545.826/0001-07 NIRE 35.300.147.952 Publicly-Held Company	CONSTRUTORA TENDA S.A. CNPJ/MF No. 71.476.527/0001-75 NIRE 35.300.348.206 Publicly-Held Company

MATERIAL FACT

CONSTRUTORA TENDA S.A. (Bovespa, TEND3) (“Tenda”) and GAFISA S.A. (Bovespa, GFSA3) (“Gafisa”) hereby discloses to its shareholders and the market that, in accordance to the meeting held today, the Board of Directors of Tenda approved the creation of a repurchase of shares program (“Program”), by Tenda, of common shares issued by its controlling company Gafisa, for maintenance in treasury and future disposal. Such approval was in accordance to Article 30, §1st, “b”, of Law No. 6,404/76, CVM Instruction No. 10/80 (“ICVM 10”) and Article 17, (n)  of Tenda’s Bylaws. It will compete to Tenda’s Executive Board to define the opportunity and volume to be purchased.

In accordance to Article 8th of ICVM 10, we hereby stipulate the following:

(i)                 Such Program has the purpose of purchasing shares of Gafisa, in the Stock Exchange, applying, in an effective manner, the resources available in Tenda, with a profitability expectation in medium and long term;

(ii)               The purchase of Gafisa’s share by Tenda in the repurchase of shares program has its execution conditioned to the maintenance of Gafisa’s Consolidated Net Debt to Equity in a level equal or lower than 60%;

(iii)             The amount of shares to be acquired in the scope of the Program shall not exceed 32,938,554 common shares issued by Gafisa which, together with the 10,599,486 common shares of Gafisa currently in treasury, correspond to 10% of the totality of outstanding common shares issued by Gafisa;

(iv)             The purchase will be realized upon debt of the account Capital Reserve of Tenda, which presented, on September 30, 2013, balance in the amount of R$611,768,472.32, in accordance to financial statements as of such date;

(v)               The purchase of shares will be for the market value of Gafisa’s shares at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, and will be intermediated by broker Itaú Corretora de Valores S.A., with headquarter located in the State Capital of São Paulo; and

(vi)             The Program will be executed within 365 days, counted from the present date, to end on December 8, 2014.

Upon definition of Article 5th of ICVM 10 the amount of outstanding shares issued by Gafisa is 435,380,407, equivalent to the total amount of shares issued by Gafisa, observed that Gafisa has no controlling shareholder.

São Paulo, December 9, 2013

Gafisa S.A. André Bergstein Investor Relations Officer	Construtora Tenda S.A. Rodrigo Osmo Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 9, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer